EXHIBIT 12
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations	$54,443	$105,843	$16,774	$58,345	$49,325
Income tax benefit	(9,601)	(35,685)	(27,060)	(48,273)	(42,448)
Pre-tax income from continuing operations	44,842	70,158	(10,286)	10,072	6,877
Add:
Interest expense	44,248	40,941	42,826	45,879	45,481
Interest factor attributable to rentals	301	540	424	461	354
Fixed charges	44,549	41,481	43,250	46,340	45,835
Earnings as adjusted	$89,391	$111,639	$32,964	$56,412	$52,712
Fixed Charges:	$44,549	$41,481	$43,250	$46,340	$45,835
Ratio of earnings as adjusted to total fixed charges	2.01	2.69	0.76	1.22	1.15

Deficiency	—	—	(10,286)	—	—